UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-184053

Ceres Ventures, Inc.
(Exact name of registrant as specified in its charter)

430 Park Avenue, Suite 702, New York, New York 10022
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2) ☒
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii) ☒
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  427

Ceres Ventures, Inc. (the “Registrant”) hereby requests immediate withdrawal of its request to terminate the registration of its common shares, $0.00001 par value under Section 12(g) and (h) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2013 (the “Form 15”).

The Registrant believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Form 15 because on or about March 15, 2013, the Registrant was contacted by the Commission informing it that, notwithstanding the Registrant’s filing of the Form 15, the Registrant must nevertheless file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).

Pursuant to Exchange Act Rule 12g-4(b), the Registrant intends to file the 2012 Form 10-K within 60 days from when it was contacted by the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ceres Ventures, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2013	By:	/s/ Meetesh V. Patel
Meetesh V. Patel, President & CEO